Exhibit 99.1

NEWS RELEASE 18-05-095 2907 Butterfield Road Oak Brook, Ill. 60523 www.inland-western.com

FOR IMMEDIATE RELEASE

Contact:

Georganne Palffy, The Inland Real Estate Group of Companies, Inc (Analysts)

(630) 218-8000 Ext 2358 or palffy@inlandgroup.com

Darryl Cater, The Inland Real Estate Group of Companies, Inc. (Media)

(630) 218-8000 Ext. 4896 or cater@inlandgroup.com

Alyson D’Ambrisi, Morgan Stanley Real Estate,

(44) 207 425 2431 or alyson.dambrisi@morganstanley.com

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

AND MORGAN STANLEY REAL ESTATE ANNOUNCE

$1 BILLION JOINT VENTURE AGREEMENT

Oak Brook, Ill.  April 27, 2007 – Inland Western Retail Real Estate Trust, Inc. (“Inland Western”) and Morgan Stanley Real Estate today announced the signing of definitive agreements for the creation of a $1 billion joint venture with a state pension fund investor advised by Morgan Stanley Real Estate to acquire and manage targeted retail properties in major metro areas of the United States.

The joint venture initially will be seeded with up to $500 million of existing properties from Inland Western’s portfolio, with the additional $500 million investment to be made through selective acquisitions of high quality neighborhood, community, and power centers, in addition to repositioning opportunities.  Under the terms of the agreement, Morgan Stanley Real Estate’s client will contribute 80 percent of the equity to the joint venture and Inland Western will contribute 20 percent.

“Inland Western’s strategic partnership with a venerable firm such as Morgan Stanley in this joint venture highlights our mutual real estate expertise and ability to create value in this competitive marketplace.  The venture underscores our commitment to evolve towards an increasingly asset management-based platform, as we continue to refine and execute our growth strategy,” commented Michael O’Hanlon, senior vice president and director of asset management of Inland Real Estate Investment Corporation, sponsor of Inland Western Retail Real Estate Trust, Inc.

“We look forward to working with Inland Western on this joint venture,” said John Kessler, Chief Operating Officer for Morgan Stanley Real Estate Investing and Global Head of Core Products.  “This partnership will enable our client to expand the retail component of their portfolio into markets that are currently underweighted.”

Inland Western Retail Real Estate Trust, Inc. is a real estate investment trust focused on the ownership and management of strategically located multi-tenant shopping centers and single-user net lease properties.  As of December 31, 2006, the portfolio consisted of 306 properties totaling approximately 45 million square feet, located in 38 states and one Canadian province.  Inland Western is one of four REITs that are, or have been, sponsored by affiliates of The Inland Real Estate Group of Companies, Inc., which collectively owns and manages over $17 billion in assets.  For further information, please see the company website at www.inland-western.com.

Morgan Stanley Real Estate is comprised of three major global businesses: Investing, Banking and Lending. Since 1991, Morgan Stanley has acquired $113.5 billion of real estate assets worldwide and currently manages $72.8 billion in real estate assets on behalf of its clients.  In addition, Morgan Stanley Real Estate provides a complete range of market-leading investment banking services to its clients, including advice on strategy, mergers, acquisitions and restructurings, as well as underwriting public and private debt and equity financings. Morgan Stanley is also a global leader in real estate lending offering approximately $156.0 billion of CMBS through the capital markets since 1997, including $35.5 billion in 2006. For more information about Morgan Stanley Real Estate, go to www.morganstanley.com/realestate.

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services.  The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 31 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

This press release may contain forward-looking statements.  Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should” and “could.”  The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and each Quarterly Report on Form 10-Q filed thereafter.  Inland Western Retail Real Estate Trust, Inc. disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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